

BUSINESS OVERVIEW
May 15, 2017

CONTENTS

Preface 1

Introduction 2

Business Overview 3

First Acquisition: Buying Collective Health Merchant® Program 4

Sourcing Clean Foods 5

Organizational Chart 7

Second Acquisition: Day Boat Seafood 7

Third Acquisition: Living Produce® 8

Other Pending Acquisitions 10

Selling Clean Foods to the Buying Collective 11

Three-Year Earnings Projection* 13

Capitalization Strategy 14

Company Directors and Management 15

DISCLAIMER STATEMENT

This Executive Summary includes forward-looking statements. These forward-looking statements generally can be identified by phrases such BCHI or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates," "plans" or other words or phrases of similar import and meaning.

Statements herein that describe the Company's business strategy, outlook, objectives, plans, intentions or goals are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements contained herein.

This Executive Summary is a confidential draft intended for the recipient only, not for dissemination, and is subject to frequent updates due to new business opportunities. If and when required, the Company will provide recipients updated versions as needed.

This Executive Summary is not an offer to sell or a solicitation of any offer to buy any securities. Offers are made only by prospectus or other offering materials. To obtain further information, you must complete our investor questionnaire and meet the suitability standards required by law.

PREFACE

People must eat to survive, but there is a growing number of people who want to eat only CLEAN foods (i.e. organic, non-GMO). That's a problem for many because CLEAN foods are very expensive when compared to the prices for GMO-contaminated foods.

No one likes to pay the high retail prices for CLEAN foods. This Business Overview illustrates an innovative, "disruptive" plan to change the way CLEAN foods can be sourced and delivered to millions of consumers at substantially lower prices.

The Plan started with a new, digital application for "Health Merchants®" that led to the formation of a potential "buying collective" of millions of shoppers who are concerned about health and wellness. It includes streamlining the supply chain through direct sourcing and vertical integration, resulting in lower costs by up to 60% or more for CLEAN foods, including direct delivery to the homes of consumers. This Plan describes how our very conservative target of $30 billion in recurring annual sales produce incredible returns for all stakeholders.

A major consumer shift is about to occur—away from their spending money on nutritionally inferior, GMO-contaminated foods—to their purchasing of affordable CLEAN foods. This will happen because of the disruptive business model I've built. The most critical execution practices of the business plan are already proven. Success is imminent. You can be a part of this.

Rod A. Smith
President and Chief Executive Officer,
Buying Collective Holdings Incorporated

INTRODUCTION

When you have a unique product or service with mass market appeal and proven management, you have a formula for success. When we write about "success" we're thinking about hundreds of billions of dollars in revenue.

Beginning with the End in Mind

We start with where we want to end. This Business Overview is about revealing how **Buying Collective Holdings Incorporated** ("BCHI" or the "Company") is going to drive down the costs of CLEAN food (e.g. organic, non-GMO foods with no harmful ingredients) and capture some of the monthly food budget for spending on healthy groceries from as many as ten-million health-minded adults and the family members in their households—less than ten percent of the adults living in the United States.

Considering that the average family spends $8,400 annually on groceries, its not inconceivable to understand what BCHI is suggesting. Within the next 10 years BCHI could generate over $21 billion in annual sales from direct-to-consumer distribution of CLEAN foods in the United States. That's simple arithmetic: seven million adults and their family members spending about $3,000 or about a third of their annual food budget on essential foods.

CLEAN FOODS MARKET

The balance of this Business Overview will explain how we plan to achieve $21 billion in annual sales by 2027 and how that will impact the valuation of BCHI by the marketplace.

Contained in the following pages are explanations of (i) BCHI's unique products and service offering intended to attract seven million adults and the members of their households into a national buying collective (the "Buying Collective"), (ii) BCHI's strategy to disrupt the current distribution system of CLEAN foods and lower prices through direct sourcing, (iii) BCHI's strategy for vertical integration as an essential element for CLEAN food production and processing, (iv) BCHI's summary financial projections, and (v) the Company's capitalization strategy.

BUSINESS OVERVIEW

Buying Collective Holdings Incorporated

As its name implies, BCHI is a holding company formed to acquire and develop strategic assets in the CLEAN food (e.g. organic, non-GMO) production and/or processing industries to market to our national Buying Collective of consumers.

What is the Business of BCHI?

The business of BCHI is focused on (1) building the Buying Collective of CLEAN food shoppers through the Health Merchant® network; (2) sourcing CLEAN foods at the lowest possible cost; and (3) selling CLEAN foods with direct, free delivery to households that are part of the Buying Collective.

The Company will position itself to solve an enormous food problem in the United States—notably, the high cost and limited availability of CLEAN food and the proliferation of GMO-contaminated food that pervades more than 70% of the food supply; enabling it, potentially, to capture the annual spending on CLEAN foods by over 7-million health-minded consumers.

Unique Service: Digital Software Application

BCHI's new, first-to-market digital software application and sales platform is expected to directly reach tens of millions of consumers through market influencers called "Health Merchants®."




To get a better understanding, consider what **UBER** (approximately $60 billion in market valuation) has accomplished in just six years through a digital application: one million drivers offering services to eight million passengers.

In like manner, BCHI owns a digital application used in one of its operating subsidiaries, **Green Polka Dot Box LLC (GPDB),** which is expected to connect thousands of Health Merchants® with tens of millions of CLEAN food customers.

In other words, GPDB's digital application process will bypass the current CLEAN food distribution system (producer to processor to wholesaler to retailer and finally to consumer) that inevitably leads to high retail prices. Instead, GPDB's digital application will directly enable trusted market influencers to reach their own consumers, offering CLEAN foods at much lower than current retail prices with FREE home delivery.

Mass Consumer Market: A Buying Collective of 7-Million Shoppers

Demand for CLEAN foods is growing rapidly with annual spending currently estimated to be approximately $42 billion. Demand for CLEAN foods is projected to grow in excess of $100 billion by 2022, just six years from now. But there's another unrealized side to the story. Actually, there are an estimated 70-million more adult households that would likely shift their spending from GMO-contaminated, unclean foods to CLEAN foods if they were similarly priced. Potentially, that's growth in spending for CLEAN foods of nearly $600 billion annually.

BCHI intends to capture 10% of the potential market demand for CLEAN foods by building a national Buying Collective comprised of 7-million adult consumers or more who are motivated to shop online to obtain lower prices with more convenience. The Buying Collective is growing now through the Company's expanding Health Merchant® network. BCHI can generate millions of dollars in profitable monthly sales now through its digital application or selling platform for Health Merchants®.

Proven Management

BCHI, founded in December 2016, is led by Rod A. Smith, also the founder (1995) of **InContact** (Symbol: SAAS), a NASDAQ company that recently sold for $900 million, and **Green PolkaDot Box Incorporated**, a BCHI acquisition in process valued at $25 million, which at the closing of the acquisition will be a wholly-owned subsidiary of BCHI under the name of Green Polka Dot Box LLC.

Smith brings significant experience and vision that will enable him to guide BCHI to achieving its potential value. BCHI has organized a strong, three-person Board of Directors and executive management team (see current Company Directors and Management on Page 15). The acquisitions of BCHI are also expected to bring highly experienced, additional proven leadership.

The Company will position itself to solve an enormous food problem in the United States—notably, the high cost and limited availability of CLEAN food and the proliferation of GMO-contaminated food that pervades more than 70% of the food supply; enabling it, potentially, to capture the annual spending on CLEAN foods by over 10-million health-minded consumers or $21-billion in annual sales.

FIRST ACQUISITION: BUYING COLLECTIVE HEALTH MERCHANT® PROGRAM



To build the Buying Collective, BCHI entered into its first acquisition agreement: the acquisition of the digital Health Merchant® application developed by Green PolkaDot Box Incorporated, along with its network of approximately 285 Health Merchants (under exclusive contracts) and their collective of an estimated 45 million potential customers. The list includes several major organizations: *March Against Monsanto, Innovision Health Media, Moms Across America* and *COSMOCC.com.*

To retain the value of the Green PolkaDot Box® trade name, upon closing, these assets will reside in a BCHI's operating subsidiary: **Green Polka Dot Box LLC ("GPDB")**.

Health Merchants®, "influencers" in the consumer marketplace, use GPDB's proprietary digital application and creative content to market and sell GPDB's unique selection of CLEAN foods

directly to their own customers through their own self-branded online stores. GPDB provides the infrastructure and logistics for their orders and fulfillment. Health Merchants® earn 10% on gross sales that occur through their stores.

GPDB will continue to market and sell Health Merchant® distributorships and promote CLEAN food products to their consumers until the Buying Collective achieves more than 7-million frequent shoppers. Management believes this goal can be achieved and likely surpassed by 2027.

SOURCING CLEAN FOODS

Through GPDB's direct purchase and distribution agreements, BCHI has also acquired contractual relationships with more than 500 of the nation's top CLEAN food manufacturers, representing thousands of unique products from almost everything imaginable for breakfast, lunch, dinner and in-between meal snacks including frozen/refrigerated foods to specialty produce in bulk. BCHI's goal is to have not less than 3,000 SKU's in constant supply.


activz
ALLGOOD
PROVISIONS
alō
ALOE VERA DRINK
American Native
Organic Pecans
AMY & BRIAN
Amy's
Ancient Harvest
BOOM CHICKA POP
Annie's
Appethyl
AROMATICA ORGANICS
ARORA CREATIONS
ALL NATURAL
Arrowhead Mills
Artisana
ORGANICS
AUBREY
AVENGER

CLEAN Foods Retain Customer Trust

BCHI will purchase a select group of products from each vendor, typically the most popular sellers, helping to ensure rapid sell-thru. All products and their ingredients are carefully vetted by the Company's organic certified nutritionist, Patty James, to ensure they are free of genetically modified organisms (GMO's) and other harmful substances. This step—making sure that products and ingredients are CLEAN—is essential to the product selection process to maintain the trust of consumers in the Buying Collective because they want to know their foods are safe.

Selected products will include shelf-stable dry goods with one to two-year shelf life, as well as frozen and/or refrigerated goods and specialty unique and hard-to-get produce in bulk. Generally, goods are purchased at 50% to 60% off normal retail pricing, including delivery to BCHI's distribution center in Mt. Pleasant, Utah. Although many orders come in case lots, whenever possible, BCHI will order by the pallet or multiple pallets to lower inbound freight costs per unit.

Product Acquisition Team Ensures Price Competitiveness

GPDB has a Product Acquisition Team dedicated to seeking out popular and unique products. They attend trade shows nationwide to meet with new and established vendors offering CLEAN food products. They also review and evaluate customer product recommendations. When a new vendor or product is being evaluated for selection it must be CLEAN and its acquisition cost must also be low enough to ensure that the product(s) can be priced appropriately for the benefit of shoppers in the Buying Collective.

GPDB maintains an average product price that is approximately 30% below typical retail pricing. A member of the Product Acquisition Team completes price comparison research for every product selected to make sure that GPDB pricing is at least 10% below the lowest prices in the retail market at other online or brick and mortar stores.

Special Value Offers

GPDB will continue to seek the best CLEAN food products available in the market from established and emerging brands and induce them to offer those products, periodically, at special values—with the goal of giving GPDB discounts of 25% or more below distributor pricing— that will enable GPDB to run high value promotions on a bi-weekly basis. These promotions are expected to average 50% to 70% off retail pricing.

While special value offers will likely drive shopping traffic to the Health Merchant stores, they will also serve as a constant reminder to Buying Collective shoppers that GPDB's pricing offers them great value.

GPDB strategy to provide a "lowest price guarantee" on all products it sells is expected to build shopper loyalty and repeat-order habits. We strive to keep the Health Merchant's store brand top-of-mind and convince all shoppers that they won't find a better deal anywhere else.

Vertical Integration is the Key to Controlling Supply and Reducing Costs

Direct purchasing relationships with CLEAN food manufacturers and producers will always be an important part of sourcing CLEAN foods for the Buying Collective. Additionally, the BCHI business model is to become vertically integrated, to the fullest extent possible, into "essential" CLEAN food production and processing. This includes groups of whole foods essential to good health, combining proteins, produce, grains, nuts and seeds.

BCHI's objective is to source, through direct acquisition and vertical integration, the essential whole foods without typical mark-up model used in the distribution process from producer (100%) to processor (30%) to distributor (30%) to retailer (100%).

By eliminating markups in the supply chain, BCHI can source CLEAN foods for GPDB at discounts that result in lower pricing to Buying Collective shoppers by as much as 60% off typical retail prices.

ORGANIZATION CHART

The following chart gives a visual perspective of the organization BCHI intends for vertical integration. Note, for example, that under BCHI, the holding company, from left to right on both levels are wholly-owned subsidiaries. BCHI recently reached agreement to acquire the Health Merchant® digital application for online stores and related assets, including the Health Merchant® network and buying collective that will be held in GPDB LLC.


BCHI
GPDB LLC
Health Merchant App
& Buying Collective
BCHI Commercial LLC
Mt. Pleasant DC
Tennessee DC
Sustainable Fisheries
Day Boat Seafood
Living Produce LLC
Spring City LPGC
Sustainable Grains LLC
Sustainable Proteins LLC
Sustainable Farms LLC
BCHI Finance LLC

Through vertical integration, BCHI obtains the ability to ensure quantity and quality of supply and maximum product availability with favorable, captive pricing, resulting in the potential for increased sales volume to the Buying Collective. The Company is, therefore, actively pursuing "revenue-ready" production and processing assets and businesses to acquire that are expected to bring immediate value and growth opportunities to BCHI.

SECOND ACQUISITION: DAY BOAT SEAFOOD LLC



DAY BOAT SEAFOOD, LLC.

BCHI has entered into an agreement to purchase a substantial interest in Florida-based **Day Boat Seafood, LLC** and its affiliated subsidiary companies ("Day Boat").

Day Boat sells wild-caught seafood, sourced from the Atlantic Ocean, from the Caribbean Sea and fisheries in the Turks and Caicos Islands to the Canadian Maritimes. Their catch of sustainable, traceable seafood includes Marine Stewardship Council ("MSC") certified swordfish harvested on a year-round basis. Other seafood catch varieties include, but are not

limited to, yellow fin and big eye tuna, mahi-mahi, snapper, grouper, golden tilefish, king and Spanish mackerel, pompano, river fish, golden crabs, scallops, shrimp, stone crab and lobster.

Day Boat ships its seafood to all regions of the United States and Canada including various wholesale distributors, including but not limited to **Whole Foods Market Global**, **Wegman's**, **Seattle Fish**, and **Wakefern**. BCHI's subsidiary, GPDB LLC, will also distribute these high quality, wild caught seafood products from Day Boat through its Health Merchant® digital platform to millions of consumers in the Buying Collective at 50% - 60% off prevailing market prices, including FREE home delivery.

Why is the Day Boat acquisition important to BCHI?

The Day Boat purchase enables BCHI to (i) control the quality and supply of a scarce and valuable commodity, including many unique, difficult-to-source seafood products, ensuring supply to the Buying Collective, regardless of pressure from outside demand; to (ii) give the Health Merchants a significant competitive advantage in price, typically 60% to 70% off retail, enabling them attract more customers and retain purchasing loyalty; to (iii) lower BCHI's seafood sourcing costs and significantly increase its gross margin on sales of a popular commodity that is consumed 3-4 times monthly by adult consumers; to (iv) leverage BCHI's ability to take advantage of Day Boat's relationships from its 10-year operating history in the fishing industry to identify more acquisitions that have strategic value for BCHI; and to (v) create opportunity for BCHI to develop more unique, difficult-to-source seafood products for its Buying Collective customers that it may not otherwise produce competitively or source from other suppliers.

THIRD ACQUISITION: LIVING PRODUCE®

BCHI has acquired the Living Produce® assets from Green PolkaDot Box Incorporated, including a 40-acre growing center in Spring City, Utah, along with patented vertical growing technology.

What is "Living Produce®?"



Living Produce® is our trademark for what we anticipate will be a high-quality, low-priced variety of produce, including popular leafy greens, herbs, and vine crops such as cucumbers, tomatoes, melons and squashes.

Superior Plant Nutrients: BCHI's proprietary and patented growing technology delivers the full spectrum of nutrients required for healthy, sustainable plant growth. Consumers are able to see and taste the difference and view the "specs" (the vitamin/mineral contents of each plant and their respective benefits in promoting a strong, healthy immune system.) BCHI will be the first grower to sell its produce "by spec" (by nutritional specification), raising the bar for exceptional produce beyond the reach of its competitors.

Living Plants: In most cases, the produce to be sold by BCHI will be alive (literally), harvested and delivered next day to the commercial customer's place of business. These plants can remain alive for 7-10 days before they begin to deteriorate and lose peak phytonutrient value.



Year-Round Production: BCHI's Living Produce® will be grown indoor in "closed," climate-controlled growing centers, enabling year-round production of favorite varieties and rare species that are sometimes very hard to obtain.

Less Environmental Impact: Produce grown using vertical growing technology requires less than 5% of the land mass normally used for production and less than 95% of the water. But that's not all: with some varieties the growing cycle is only 30-days, meaning that BCHI can get up to 12 times the normal yield of traditionally grown plants. BCHI plans on using low cost geothermal heating and cooling systems to minimize environmental impact. Also, because plants are living when shipped, minimal packaging is required.

Enhanced Food Safety: Because vertical growing can take place in "closed system" greenhouse facilities, BCHI can maintain a sterile growing and handling environment. Unlike organically grown crops in outdoor environments, BCHI can eliminate plant contamination from animal feces and urine, transfer of feces from human picking and handling, airborne pathogens, and downwind "over spray" of toxic chemicals, fertilizers and pesticides. BCHI's food supply of fresh harvested produce will be as safe as any source of organic produce can be.

Higher Margins: Management estimates that Living Produce® can be planted, grown and harvested at an average cost of 27¢ per plant. This is anticipated to enable BCHI to sell "nutrient dense" Living Produce® at better than 50% off traditionally grown organic produce while maintaining 50% gross margin after all costs of goods sold.

Phase I development of the Spring City, Utah Living Produce® Growing Center is planned for spring of 2017.

Key personnel with significant experience in greenhouse operations, production and management have been identified. Additional information is available upon request.

OTHER PENDING ACQUISITIONS

BCHI has targeted other outstanding acquisition candidates in the production and processing of essential foods, including:

Grass-Fed Beef

The Company is considering the acquisition of several cattle operations in the Rocky Mountain region, north to south, to meet the potential demand of shoppers in the Buying Collective.

The first acquisition target under contract is the O'Neill Ranch in South Dakota. This 11,000-acre property has extraordinary grass with nutrient content that can fatten cattle and add an average of 2 lbs. weight in the grazing season (May to October). The ranch is capable of handling 1,200 cow-calf pairs on a year-round basis including its own hay production (up to 2,000 tons). But the Company will most likely use the property for "finishing" grass-fed beef, helping more than 1,000 yearlings fatten up to 1,100 pounds annually before processing.

Also under contract is the 16,579-acre Fouur Ranch which is located on the northwestern side of the Dragoon mountains, bordering the Coronado National Forest. The closest main town is Benson, Arizona, about 10 miles west of the Ranch. The area in which the Ranch is situated has a colorful past. There were several battles with the Apaches Indians and it is said that the great Apache Chief Cochise's body was hidden in the Cochise stronghold just south of the ranch. The main house at the ranch headquarters served as a stage stop and early army post for the soldiers of Fort Huachuca. The Fouur will serve as an outstanding year-round cow-calf operation, capable of handing up to 1,000 pairs. Water is abundant.

The Company is also in discussions with the owners of several more ranches located in South Dakota, Colorado, Arizona and New Mexico.

Related to the ranches, the Company plans to develop a protein processing plant in Rapid City, South Dakota. This is an essential development to be able to process all the grass-fed beef and byproducts we are contemplating.

Citrus and Avocados

Negotiations are underway with a group of organic orange, lemon and avocado orchards in the central valley and coastlines of central and southern California.

The Company has entered into a Letter of Intent agreement to purchase the 157-acre Kyte Citrus Ranch in Ventura County, California. This property is producing a high-quality organic navel orange for summer harvest when most other navel varieties are out of season. It produces an average of 40,000 lbs. per acre at an average cost of production at $20,000 per acre, equating to 25¢ per organic orange (including processing and packaging). The current retail price for an organic navel orange in the off season ranges from $1.99/lbs to $2.99/lbs. With this acquisition, GPDB can offer "premium" picked organic navels in the summertime for as low as 50¢ per orange, or about $40,000 per acre, at an average 50% to 75% off retail, including free home delivery.

The acquisition cost for the Kyte Citrus Ranch is approximately $4,400,000, to be paid for over three years. The orchard would serve approximately 160,000 customers per month during its harvest period (May–August). But what the Company may not be able sell to the Buying

Collective through Health Merchants it can wholesale to other distributors and retailers with a similar profit margin.

The Company is also in discussions to acquire a blueberry farm and orchards of Meier lemons, avocados and mandarins, anticipating entering into LOI's for all these properties in the coming weeks.

Nuts and Seeds

BCHI has entered into discussions to acquire a controlling interest in a market-leading distributor with unmatched global sources for the highest quality nuts, seeds and exotic fruits. This profitable distributor has a base of wholesale and retail customers with orders of approximately $5,000,000, annually. The owner's ability to identify and source high-quality supply will lead to significant and strategic acquisitions for BCHI, giving the Company a unique competitive advantage to sell rare and scarce, hard-to-get products. Management expects acquisition discussions to be fruitful with the goal of structuring an LOI that could be included in disclosure for BCHI's upcoming Reg A+ filing.

The income-generating food producers and processors discussed above could deliver lower product costs, increased margin on sales and important strategic marketing advantages; thereby making GPDB capable of delivering CLEAN quality whole foods at deep discounted prices to the Buying Collective.

What about Management?

Experienced management for the acquisition targets will, in most cases, be retained, typically with long-term management agreements, ownership and other performance-based incentives. When management is not retained, we will recruit and hire competent leadership.

SELLING CLEAN FOODS TO THE BUYING COLLECTIVE

BCHI's CEO and Founder, Rod Smith laid the foundation for significant sales to the Buying Collective while serving as the CEO and Chief Marketing Officer for Green PolkaDot Box Incorporated. A Health Merchant® network of market influencers established in the new GPDB LLC will yield a Buying Collective of potentially 45-million consumers in waiting.

Proven Track Record for Conversions-to-Order

Google Analytics reported that the email marketing and promotion system at Green PolkaDot Box Incorporated ranked 274% higher in conversion-to-order (CTO) results than retail competitors in the same space. This system evolved as it was recognized that high value promotions of unique, popular products, recommended by trusted sources (market influencers), would generate immediate direct response and include orders not only for the featured promotion but for many other products.

Management of BCHI believes that influencers sway the shopping decisions of consumers. He learned methodologies for developing high impact, visual graphics and infographics that could attract attention and motivate click-thru's. CTO rates for existing customers soared, averaging from 13% to 27% depending on the strength of the offering.

Email Promotion Formula

BCHI projects that GPDB will achieve a minimum 25% open rate on email promotions passed through its Health Merchants® from their consumers, and that 13% of those who open email will click through to the promotion and order. In other words, for financial modeling purposes and projections, management of BCHI believes it can achieve a minimum 3% CTO (conversion to order) from email promotions to the entire data base of Health Merchant® consumers. To grow and increase orders it will become a simple process of increasing numbers of emails to potential shoppers in the Buying Collective.

Distribution and Fulfillment

GPDB currently leases and operates a 40,000-square foot distribution center where products from manufacturers are received and stocked. Online orders from Health Merchants® are custom-picked and packed to order. A second distribution center, a 20,000-square foot facility in Cleveland, Tennessee, is under lease and pending construction of improvements, which BCHI plans to open in the fall of 2017. Shoppers in the Buying Collective will order through their respective Health Merchant® store and typically receive fulfillment of their order within 1-2 business days.

BCHI plans to acquire over 1,000,000 new customers through its Health Merchant® network over the next 18-months. Accordingly, an estimated 300,000 square feet of warehouse space for dry goods and frozen/refrigerated goods will be required to meet the demand. Current facilities will be optimized to handle part of this expansion.

To maximize supply chain efficiencies, the Company is planning for the next two distribution centers to be located in Reno and near Manhattan. These facilities, like the Utah and Tennessee, will be configured to handle orders and fulfillment for dry goods and frozen/refrigerated goods.

CAPITALIZATION STRATEGY

BCHI plans to fund its operations and acquisitions using a combination of private and public financing, respectively, in three stages.

COMPANY DIRECTORS AND MANAGEMENT



Rod Smith, CEO and Director, has extensive experience specializing in business start-ups and technology development, including, most recently, his two years in creating transformation assets, including the Health Merchant® digital platform and patented Living Produce® vertical growing technology in Green PolkaDot Box, a company he founded in January 2008.

Mr. Smith is a dynamic entrepreneurial management strategist with a 25+ year record of achievement. He has demonstrated success driving growth while providing leadership in highly competitive markets. Mr. Smith is skilled in capital formation and successfully took a private company public. Former President and Founder of InContact (1996 – 2001), NASDAQ listed ("SAAS"), which recently sold for $900 million, was one of the first companies in the world to establish an online billing user interface. InContact offered a variety of voice and data services while establishing one of the nation's largest independent agency networks.

Daris Rice, Director, is a healthcare executive with more than three decades of sales, management and leadership experience. He had managed business in companies ranging from pre-revenue startups to industry giants such as GE, Siemens and Philips Healthcare.

He has served as President and CEO of a healthcare company which encompassed collaborations with physicians and engineers to bring medical devices from the idea stage through legal, regulatory and FDA finally to market.

Mr. Rice also worked in the warranty industry with innovative strategies and programs customer tailored with industry titans such as GE Capital, American Express and Century 21 Real Estate. He created and succeeded with programs such as the American Express Protection Plan which was implemented, launched nationally and duplicated by competitors in the industry.

His success is driven by his ability to build genuine connections with people at all levels, motivating the achievement of consistently higher levels of success while creating relationships of trust and confidence with clients and associates. He possesses a winning blend of leadership, management, client service, and communications acumen.

Mr. Rice leverages a unique mix of visionary, strategic, operations and analytical expertise, consistently exceeding customer expectations by aligning talents and effort with organizational objectives. An influential leader who creates immediate impact, produces results and fuels operational excellence.



Brandon Fugal, Director, is a prominent business leader. In 2016, he was also recognized as the #1 Agent Globally with Coldwell Banker Commercial and Ernst Young Entrepreneur of the Year - Western Region. As Chairman, co-founder and principal owner of CBC Advisors, his leadership has been critical to his firm which has been recognized for 13 years in a row as the #1 Office Internationally for its brand (out of 220 offices), and is the #1 commercial real estate firm headquartered in the western United States.

Recognized as an authority in business, Mr. Fugal has been interviewed and featured in the Wall Street Journal, Bloomberg, Money Magazine, Real Estate Forum, Commercial Property News, Real Estate Executive Magazine and Utah Business. Mr. Fugal's extensive real estate knowledge and negotiation skills will serve BCHI well as it considers acquisitions in the future.

In addition to his activities in the commercial real estate industry, Fugal serves on the Utah Valley University Foundation Board and on the Executive Board of the Utah National Parks Council, along with being a board member and founder of Cypher Corporation, Navitus Sustainable Industries and Ancient Historical Research Foundation working with Thanksgiving Point — where he co-chaired the effort to establish the Museum of Natural Curiosity.

Chief Operating Officer



Gerwin Martin, Chief Operating Officer, is an experienced operations and technology executive who has developed and implemented leading edge business solutions for companies from startup to Fortune 500 in various industries. Mr. Martin is passionate about business process, operational excellence and the exact alignment of technology with the underlying business needs. Over his career of almost 30 years, Mr. Martin has held several executive and consulting positions in the high-tech, medical device, transportation, digital media, telecommunication and financial services industries demonstrating an excellent track record in developing world-class solutions to highly complex problems with competing goals and constraints.

With his entrepreneurial mindset, Mr. Martin always keeps an eye on the bottom line and his solutions are not only result-oriented in the short term, but consider all aspects of a system lifecycle including maintainability as well as internal and external metrics and audit requirements (e.g. SOC, PCI or HIPAA). Mr. Martin holds an MS in Aeronautical Engineering from the University of Berlin, Germany.

Future Management

The Board of Directors acknowledges that several key management positions, including Controller, Purchasing and Receiving Manager, Warehouse Manager, Customer Care Director, Human Resources Director and others need to be filled in due order and as financial resources permit. An active search is being conducted, and some candidates have already been identified to fill positions.

The foregoing acknowledgement includes consideration for top management over pending acquisitions of production and processing companies. In most cases, experienced operating management comes with the acquisition. But in rare cases when that is not possible, BCHI recognizes the need to bring in competent management with proven experience capabilities in the specific area of each acquisition.

The Company already has in place a number of very capable middle managers that have come from the acquisition of Green PolkaDot Box. They will also play significant roles in the establishment and growth of BCHI and its subsidiary operations.

For more information, please contact Rod Smith, BCHI's CEO, at:

    Email: **rsmith@bchinc.com**

    Office Phone: **(801) 658-0558, ext. 1000**

    Cell Phone: **(801) 787-8835**